January 4, 2021

VIA EDGAR

Ronald E. Alper

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospector Capital Corp.

Registration Statement on Form S-1

Filed December 18, 2020

File No. 333-251523

Dear Mr. Alper:

On behalf of our client, Prospector Capital Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 29, 2020, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on December 18, 2020.

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Registration Statement on Form S-1 filed December 18, 2020

Risk Factors

Our warrant agreement will designate …, page 62

1.	Your disclosure states that the forum provision of the warrant agreement “will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” However, we do not see this language in the warrant agreement. Please advise.

Response:

We have revised Section 9.3 of the form of warrant agreement to clearly state that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which federal district courts of the United States of America are the sole and exclusive forum, and we have re-filed the form of warrant agreement as Exhibit 4.4.

Dilution, page 74

2.	We note your revisions to your table on the top of page 75 and that it reflects total consideration of $7,775,000 from your initial shareholders. On page F-7, you disclose the sale of 5,166,667 private placement warrants at a price of $1.50. Please tell us how you determined it was appropriate to reflect the consideration of $7,750,000 for the private placement warrants in this table. Please refer to Item 506 of Regulation S-K.

Response:

The disclosure in the footnotes to the financial statements on page F-7 regarding the sale of the private placement warrants at $1.50 was erroneous and has been removed. As disclosed in the Form S-1, the sponsor purchased 10,062,500 founder shares and 10,050,000 private placement warrants for an aggregate purchase price of $10,075,000 pursuant to the Securities Purchase Agreement, and, following that purchase, pursuant to the SPA Amendment, the Sponsor returned 2,875,000 Founder Shares and 2,300,000 Private Placement Warrants to the Company for $2,300,000. As a result, the total consideration paid for the purchase of the founder shares and private placement warrants was $7,775,000 in the aggregate. In addition, as the private placement of the private placement warrants has already taken place, the Company’s ability to commence operations is contingent only on the sale of the units in the Public Offering.

Finally, in the Dilution Section, because the founder shares and private placement warrants were purchased together for one aggregate purchase price, we have included the total consideration paid for both. This aggregate purchase price is also included in the calculation of the pro forma net tangible book value per share after the offering as disclosed in footnote (4) on page 75 of the Form S-1.

If you have any questions related to this letter, please contact Joel Rubinstein at (212) 819-7642 or Adam Berkaw at (212) 819-7635 of White & Case LLP.

Sincerely,

/s/ White & Case LLP

cc:	Derek Aberle, Chief Executive Officer, Prospector Capital Corp.